Zodiac Exploration Inc.

TSX VENTURE: ZEX

June 21, 2011

Zodiac Exploration Announces Results of AGM and Spud of 1-10 Horizontal Well

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announces that the Company received approval from its shareholders on all items submitted to shareholders for approval at its annual and special meeting of shareholders held on June 17, 2011.  Of note, the Company received approval to consolidate its common shares on a basis of one (1) common share for up to a maximum of four (4) issued and outstanding common shares  (the "Consolidation").  The Consolidation ratio and timing for the implementation of a Consolidation, if any, is unknown at this time and will depend on the Company's consideration of a listing of its common shares on a stock exchange in the United States.  Additionally, pursuant to the resolution in respect of the Consolidation, the Board of Directors have the authority to abandon the Consolidation without any further approval or authorization from the shareholders of the Company.  Once a determination is made in respect of a Consolidation, Zodiac will update its shareholders accordingly.  For further information, please refer to the Company's information circular dated May 13, 2011 and available on Zodiac's SEDAR profile at www.sedar.com.

The Company also announces that in addition to the on-going completion and testing program for the 4-9 well in King’s County, California, it has spud the 1-10 appraisal well. This well is situated approximately one mile east of the 4-9 well, and is planned as the Company’s first horizontal well.  The 4-9 test results, combined with geological and geophysical data gathered to date, will determine the placement of the horizontal leg in the 1-10 well.

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Murray Rodgers	or	Randy Neely
President & CEO		Chief Financial Officer
(403) 444-7844		(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws.  All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "continuous", "estimate", "expect", “intends”, "may", "will", “plan”, "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements with respect to a consideration by the Company of a listing of the its common shares on a stock exchange in the United States, the Consolidation and the Company's 1-10 well.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other operational difficulties; the uncertainty of estimates and projections of costs and expenses; unanticipated operating events or performance which can delay exploration plans; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates and the general stability of the economic and political environment in which the Company operates.  Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.